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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

DOVER INVESTMENTS CORPORATION
(Name of Subject Company (Issuer))

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST
DOVER ACQUISITION CORP.
FREDERICK M. WEISSBERG
LAWRENCE WEISSBERG
(Names of Filing Persons (Offeror))

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Class A Common Stock—260152103
Class B Common Stock—260152202
(CUSIP Number of Class of Securities)

Frederick M. Weissberg, Trustee
The Lawrence Weissberg Revocable Living Trust
100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0533
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$18,374,539.80	$2,328.05

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of the subject company not already beneficially owned by Dover Acquisition Corp. at $31.30 in cash per share and 522,810 such shares of Class A Common Stock outstanding and 64,236 such shares of Class B Common Stock outstanding as of September 22, 2004.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .0001267 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amounts Previously Paid:	2,268.55 59.50	Filing Party:	The Lawrence Weissberg Revocable Living Trust
Form or Registration No.:	005-12078	Dates Filed:	9/23/2004 10/25/2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.: Class A Common—260152103 Class B Common—260152102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Lawrence Weissberg Revocable Living Trust, U/D/T dated November 25, 1992

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,267 Class A Common Shares 246,725 Class B Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7% of Class A Common Shares(1) 81.3% of Class B Common Shares(1)

14	TYPE OF REPORTING PERSON* OO

(1)
Calculated based on 1,013,597 shares of Dover Investments Corporation class A common stock and 303,441 shares of Dover Investments Corporation class B common stock outstanding as of October 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended September 30, 2004 and filed with the Securities and Exchange Commission on November 10, 2004.

CUSIP NO.: Class A Common—260152103 Class B Common—260152102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dover Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,267 Class A Common Shares 246,725 Class B Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7% of Class A Common Shares(1) 81.3% of Class B Common Shares(1)

14	TYPE OF REPORTING PERSON* CO

(1)
Calculated based on 1,013,597 shares of Dover Investments Corporation class A common stock and 303,441 shares of Dover Investments Corporation class B common stock outstanding as of October 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended September 30, 2004 and filed with the Securities and Exchange Commission on November 10, 2004.

CUSIP NO.: Class A Common—260152103 Class B Common—260152102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lawrence Weissberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,267 Class A Common Shares 246,725 Class B Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7% of Class A Common Shares(1) 81.3% of Class B Common Shares(1)

14	TYPE OF REPORTING PERSON* IN

(1)
Calculated based on 1,013,597 shares of Dover Investments Corporation class A common stock and 303,441 shares of Dover Investments Corporation class B common stock outstanding as of October 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended September 30, 2004 and filed with the Securities and Exchange Commission on November 10, 2004.

AMENDMENT NO. 4 TO TENDER OFFER STATEMENT

        Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on September 23, 2004, and as amended and supplemented by Amendment No. 1 filed with the SEC on October 6, 2004, and as amended and supplemented by Amendment No. 2 filed with the SEC on October 12, 2004, and as amended and supplemented by Amendment No. 3 filed with the SEC on October 25, 2004, by the Lawrence Weissberg Revocable Living Trust (the "Trust"), Dover Acquisition Corp. (the "Purchaser"), and Messrs. Lawrence and Frederick M. Weissberg. Purchaser has made an offer to purchase all outstanding shares of Class A common stock, par value $.01 per share (the "Class A Stock"), and shares of Class B common stock, par value $.01 per share (the "Class B Stock"), of Dover Investments Corporation, a Delaware corporation ("Dover") (the Class A Stock and the Class B Stock collectively, the "Shares"), not owned by Purchaser at a purchase price of $31.30 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2004 (as amended from time to time, the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Item 12. Exhibits

        (a)(1)(i)    Offer to Purchase dated September 23, 2004.*

        (a)(1)(ii)    Letter of Transmittal for Class A Common Stock.*

        (a)(1)(iii)    Letter of Transmittal for Class B Common Stock.*

        (a)(1)(iv)    Notice of Guaranteed Delivery.*

        (a)(1)(v)    Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vi)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vii)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*

        (a)(1)(viii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser.*

        (a)(1)(ix)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*

        (a)(1)(x)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on October 22, 2004.*

        (a)(5)(i)    Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*

        (a)(5)(ii)    Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*

        (a)(5)(iii)    Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(iv)    Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(v)    Motion for Summary Judgment, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*

*
Previously filed.

        (a)(5)(vi)    First Amended Complaint, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*

        (a)(5)(vii)    Letter to Hon. William B. Chandler, III, filed in the Court of Chancery of the State of Delaware on October 11, 2004.*

        (a)(5)(viii)    Memorandum of Understanding dated October 22, 2004.*

        (b)   None.

        (d)(i)    Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*

        (d)(ii)    Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*

        (d)(iii)    Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*

        (d)(iv)    Form of Special Committee Option Termination Agreement, dated September 22, 2004.*

        (d)(v)    Kleczek Option Termination Agreement, dated September 22, 2004.*

        (d)(vi)    Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*

        (d)(vii)    Letter re: Option Termination Agreements, dated October 22, 2004.*

  (g)
  None.

  (h)
  None.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3

        The offer constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by Schedule 13E-3 that has not already been set forth above in Items 1-12 of this Schedule TO.

  Item 13 of Schedule 13E-3.    Financial Statements

        (a)    The unaudited financial statements of the subject company as of and for the quarter and nine months ended September 30, 2004, and September 30, 2003, are hereby expressly incorporated herein by reference by reference to Part I, Item 1 of the subject company's quarterly report on Form 10-QSB for the quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 10, 2004.

        Item 13 of the Schedule 13E-3, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

        (1)   The Offer to Purchase, in "The Tender Offer—7 Certain Information Concerning Dover", is hereby amended by adding to the end thereof the following:

        "The following table sets forth summary historical consolidated financial data for Dover as of and for the nine months ended September 30, 2004, and September 30, 2003.

        This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the unaudited consolidated interim financial statements and other financial information contained in Dover's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004, including the notes thereto. More comprehensive financial information is included in such report (including management's discussion and analysis of financial condition and results of operation) and other documents filed by Dover with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such report and other documents may be examined at or obtained from the SEC in the manner set forth above.

	For Nine Months Ended September 30
	2004	2003
	(in thousands) (unaudited)
Income Statement Data
Net sales	$30,313	$31,947
Gross profit	6,087	6,652
Total operating costs and expenses	28,200	29,663
Income from operations	2,703	3,851
Income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	2,033	2,294
Net income (loss)	2,033	2,294
	At September 30
	2004	2003
	(in thousands) (unaudited)
Balance Sheet Data
Cash and Cash Equivalents	$22,343	$21,985
Investments	—	—
Investments in Real Estate	35,067	26,609
Notes Receivable	—	—
Deferred Tax Asset	2,775	3,167
Other Assets	2,020	1,162
Total Assets	62,205	52,923
Accrued Interest and Other Liabilities	5,495	1,714
Notes Payable	4,629	557
Minority Interest in Ventures	507	1,310
Total Liabilities	10,631	3,581
Total Stockholders' Equity	51,574	49,342
Total Liabilities and Stockholders' Equity	62,205	52,923
Ratio of earnings to fixed charges.	61.35x	30.30x

                The following table sets forth certain historical per share data for Dover. Basic and diluted earnings per common share is presented for the nine months ended September 30, 2004 and September 30, 2003.

	Nine Months Ended September 30,
	2004	2003
	(unaudited)
Comparative Per Share Data
Basic income from operations per share	$2.05	$2.93
Diluted income from operations per share	2.01	2.90
Basic net income per share	1.54	1.74
Diluted net per share	1.51	1.73
Basic book value per share	39.16	37.52
Diluted book value per share	38.30	37.15
Average shares of common stock outstanding
Basic	1,317,038	1,315,049
Diluted	1,346,478	1,328,141

  Item 16 of Schedule 13E-3.    Exhibits

          (a), (b), (d) and (g)    This information is provided in Item 12 of this Schedule TO.+

          (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

        (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+

        (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.+

        (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

+
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T DATED NOVEMBER 25, 1992

/s/ Frederick M. Weissberg (Signature)
Frederick M. Weissberg, Trustee (Name and Title)
November 11, 2004 (Date)
DOVER ACQUISITION CORP.
/s/ Frederick M. Weissberg (Signature)
Frederick M. Weissberg, Chairman and President (Name and Title)
November 11, 2004 (Date)
FREDERICK M. WEISSBERG
/s/ Frederick M. Weissberg (Signature)
Frederick M. Weissberg (Name and Title)
November 11, 2004 (Date)
LAWRENCE WEISSBERG
* (Signature)
Lawrence Weissberg (Name and Title)
November 11, 2004 (Date)

*By:	/s/ Frederick M. Weissberg Frederick M. Weissberg Attorney-in-fact

EXHIBIT INDEX

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated September 23, 2004.*
(a)(1)(ii)	Letter of Transmittal for Class A Common Stock.*
(a)(1)(iii)	Letter of Transmittal for Class B Common Stock.*
(a)(1)(iv)	Notice of Guaranteed Delivery.*
(a)(1)(v)	Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*
(a)(1)(viii)	Letter to Stockholders of Dover Investments Corporation from the Purchaser.*
(a)(1)(ix)	Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*
(a)(1)(x)	Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on October 22, 2004.*
(a)(5)(i)	Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*
(a)(5)(ii)	Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*
(a)(5)(iii)	Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*
(a)(5)(iv)	Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*
(a)(5)(v)	Motion for Summary Judgment, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*
(a)(5)(vi)	First Amended Complaint, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*
(a)(5)(vii)	Letter to Hon. William B. Chandler, III, filed in the Court of Chancery of the State of Delaware on October 11, 2004.*
(a)(5)(viii)	Memorandum of Understanding dated October 22, 2004.
(b)	None.
(d)(i)	Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*
(d)(ii)	Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*

*
Previously filed.

(d)(iii)	Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*
(d)(iv)	Form of Special Committee Option Termination Agreement, dated September 22, 2004.*
(d)(v)	Kleczek Option Termination Agreement, dated September 22, 2004.*
(d)(vi)	Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*
(d)(vii)	Letter re: Option Termination Agreements, dated October 22, 2004.
(g)	None.
(h)	None.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3

  Item 16 of Schedule 13E-3.    Exhibits

          (a), (b), (d) and (g) This information is provided in Item 12 of this Schedule TO.+

          (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+

          (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.+

          (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

+
Previously filed.

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  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX